Filed by Walter Industries, Inc., commission file number 001-13711, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hanover Capital Mortgage Holdings, Inc.

Subject Company Commission File Number: 001-13417

The following is the transcript of the earnings call held by Walter Industries, Inc. on February 17, 2009.

FINAL TRANSCRIPT

Conference Call Transcript

WLT - Q4 2008 Walter Industries Earnings Conference Call

Event Date/Time: Feb. 17. 2009 / 10:00AM ET

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CORPORATE PARTICIPANTS

Mark Tubb

Walter Industries, Inc. - VP of IR

Vic Patrick

Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Lisa Honnold

Walter Industries, Inc. - Controller

George Richmond

Walter Industries, Inc. - CEO, Jim Walter Resources

CONFERENCE CALL PARTICIPANTS

Garrett Nelson

Analyst

Michael Gaugler

Brean Murray, Carret & Co. - Analyst

Dan Mannes

Avondale Partners - Analyst

Jim Rollyson

Raymond James & Associates - Analyst

Robert Spivey

Abernathy Group - Analyst

Jeremy Sussman

Natixis Securities - Analyst

PRESENTATION

Operator

Good morning and thank you for standing by. I’d like to remind all participants your line will be in a listen only mode throughout the presentation. (Operator Instructions)

I would now like to introduce your host for today’s call, Mark Tubb, Vice President of Investor Relations. Sir, you may begin.

Mark Tubb  — Walter Industries, Inc. - VP of IR

Thanks, Geri. Good morning and thank you for joining us for Walter Industries fourth quarter and full year 2008 earnings Conference Call. This call is being webcast live on the internet and a recording of today’s call will be archived on our website for up to 30 days. This morning, management will discuss earnings for the fourth quarter and full year 2008, as well as our current perspective on the market and our business outlook.

During today’s call, we may refer to forward-looking statements made in yesterday’s press release and may make these and other forward-looking statements. For more information regarding risks associated with forward-looking statements please refer to the company’s SEC filings.

Participating in today’s call are Walter Industries’ Vice Chairman, CFO and General Counsel, Vic Patrick, Walter Industries’ Controller, Lisa Honnold, and Jim Walter Resources’ CEO George Richmond. Once our management team has completed their prepared remarks, we will open the call to questions from our dial-in participants.

At this time I’ll turn the call over to Vic.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Thank you, Mark. Good morning, everyone. I want to start out by recapping some of the highlights of what was a very successful 2008 for Walter Industries. On the operations side, 2008 was a record year in many respects. We generated record consolidated earnings and cash flows. Jim Walter Resources produced record metallurgical coal tonnages at mine Numbers 4 and 7. All-time highs in revenue and income for the Natural Resources segment were driven by record realized met coal prices, and Sloss generated operating income of $60 million for the year, more than five times its previous high.

2008 was also a great year for us strategically. We made excellent progress on our metallurgical coal internal expansion project. The core infrastructure is complete for the Mine Number 7 East expansion which will add capacity of 2.7 million tons per year, and we started mining the Southwest A Panel at Mine Number 7, a section which produced about 450,000 tons in 2008 with another 500,000 tons expected by the end of April. The East expansion will result in Mine Number 7 with its very high quality low vault hard coking coal becoming the largest low vault metallurgical coal mine in the United States.

Our steam and industrial coal business reached almost 1.5 million tons of annual capacity in 2008 doubling its run rate production with the acquisition of Taft Coal Sales in September.

We returned cash to our shareholders in the form of $16.2 million in cash dividends, a 56% increase versus last year, and more than $64 million in share repurchases. We’ve also positioned the Company for continued success in 2009 and beyond. We increased our high quality low vault and mid vault Blue Creek metallurgical coal reserves 30% by adding reserves contiguous to our existing Jim Walter Resources mines. As I mentioned, we virtually completed the Mine Number 7 East expansion project leaving us with only $23 million in expansion capital required to finish the project this year.

We began the expansion of United Land’s barge loadout facility. When completed in the first quarter, we will be able to ship up to 4 million tons of coal per year by barge, significantly increasing our shipping flexibility. We closed the Kodiak mine, which will improve profitability in 2009 and has allowed us to shift resources to other coal operations.

And lastly we announced the final steps in our strategy to transform the Company into a pure play natural resources and energy company, by announcing a creative value enhancing transaction to separate the Financing business and by deciding to close the Homebuilding business.

Turning to our most recent quarter, despite the sharp downturn in the global steel industry, we were very pleased with the results from our core operating businesses which led to record fourth quarter and full year earnings for the Company. At the same time, there were numerous unusual items in the quarter that impacted earnings both favorably and unfavorably.

I’ve asked our Controller, Lisa Honnold to participate in today’s call and to cover the major special items recorded in the fourth quarter.

Lisa Honnold  — Walter Industries, Inc. - Controller

 Thank you, Vic. The most significant adjustment recorded in the Fourth Quarter was an income tax benefit of $167 million. As a result of the deemed liquidation of the company’s Homebuilding business on December 31, 2008, the Company will benefit from a worthless stock deduction. This deduction represents the unrecovered tax basis in the Homebuilding business.

Additionally, results for the quarter include a $32.4 million asset impairment charge at United Land’s past subsidiary which related to adjusting the value of the minerals from their value as of the acquisition date, a time in which coal prices were at their peak to their value at December 31, 2008, when coal prices had declined significantly. The Company also recorded an impairment charge of $21.3 million related to the closure of the Kodiak mine, which is included in the loss from discontinued operations.

Finally, the quarter includes a $7.4 million charge for severance and asset impairment at Homebuilding related to the announced closure of that business. These charges, which were substantially non-cash in nature, were partially offset by the benefit of a $26.9 million black lung excise tax refund claim at Jim Walter Resources.

I’ll now turn the call over to George to discuss Natural Resources and Sloss.

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Thanks, Lisa, and good morning. Beginning with safety, our lost time incident rate continues below the national average with 2008 being Jim Walter Resources best year ever. This is especially important given the significant number of new employees added this year. Having said that, one accident is too many and we remain committed to our goal of an accident-free workplace.

In the Fourth Quarter 2008, we sold approximately 1.7 million tons of metallurgical coal. 300,000 tons more than the third quarter but below the $2 million to 2.1 million tons we expected. Fourth quarter sales were only marginally affected by the slowdown in the steel industry, with one being cancelled and another one deferred until January. The majority of the shortfall versus expectations related to the slippage of 200,000 tons of sales into January due to dredging activities and weather conditions at the port in Mobile. Metallurgical coal production at Jim Walter Resources Number 4 and Number 7 mines totaled a record 1.8 million tons in the fourth quarter resulting in a record for the full year, as well.

With a full year’s quarter production in the Southeast A Panel, Number 7 Mine broke the 1 million ton mark for the first time. Although we were pleased overall with the production in the quarter, lower yields at Number 4 Mine and slower than expected advanced rates in the Southwest A Panel left us a little short of our targeted production volumes. Production costs in the fourth quarter were within our expected range of $50 to $55 per ton, with Number 4’s cost at $51.59 per ton, and costs at Number 7 mine of $52.74 per ton. Costs at Number 7 mine were substantially lower than the third quarter as we had the new longwall operating for the full quarter. These results brought our overall full year cost per ton to $55.89.

Metallurgical coal operating margins averaged $77 per ton and were lower than expected primarily due to fewer high priced tons shipped in the quarter, which was a direct result of 200,000 tons in shipments we were unable to load at the end of the quarter. Operating income at Sloss increased almost $8 million versus last year. However, coke volume declined during the quarter as Sloss began to feel the impact of the slowdown in steel production.

At United Land, we produced 348,000 tons of steam and industrial coal, and sold 362,000 tons, with volumes essentially in line with our internal targets and a significant increase over the prior year with the addition of Taft. With almost 1.5 million tons of annual production, we now have a meaningful position in the Alabama steam and industrial coal markets. The natural gas business generated an operating income of approximately $7 million in the quarter.

Turning to the current environment, both the coal and steel industries are facing difficult challenges as worldwide economic conditions have reduced the demand for steel and its raw materials. Despite these conditions, many of our customers are performing in compliance with planned deliveries. However, certain customers have deferred the schedule of shipments with the net effect being that some of these tons will rollover into the second half of 2009. While we are sympathetic to the problems facing our customers, and working with them to match deliveries with their raw material requirements, we have not renegotiated contract pricing.

In the first quarter of 2009, sales volumes are estimated to be between 1.4 and 1.5 million tons, and operating margins are estimated to range from $55 to $60 a ton. First quarter estimated volumes reflect a reduction of approximately 250,000 tons due to a cautious assessment of our ability to load coal during the rest of the quarter, resulting from a recent disruption in rail transportation caused by a fire between our facility and the Port of Mobile. We believe normal rail shipments will resume by the beginning of next week. We have tried to maximize deliveries to the port by alternate means, but our inventory position at the Port will remain challenged in March due to an already heavy loading schedule.

Given current customer demand for our product and their indications of requested shipments, we expect that sales volumes in the second quarter will strengthen. With the completion of the Southwest A Panel in the second quarter, inventories at the end of June will be below 500,000 tons. This is a level of inventory appropriate to our shipping requirements and therefore we do not expect the need to reduce production during the first half of the year.

As we said in yesterday’s press release, Jim Walter Resources 7 East longwall will not start until at least September 1, 2009. If market conditions change favorably or unfavorably as we move through the year, we can vary the start-up date. Number 7 East longwall production will be approximately 225,000 tons per month. Excluding all tons from the 7 East expansion, but including the completion of the Southwest A Panel, our 2009 base capacity is about 6.5 million tons.

Moving on to our Natural Gas business, we expect 2009 full year production to range between 7 and 7.2 billion cubic feet, and we have about 30% hedged at $8.84 per Mcf in the first quarter only. Given the current 50% reduction in domestic steel capacity utilization, we have reduced Sloss production by 20%. We will monitor the market, sales volumes and inventory levels and we’ll make further adjustments, as needed. Also with the reduced earnings coke pricing and expected lower volumes, Sloss’s 2009 operating income is expected to be significantly lower than last year’s record level.

First Quarter 2009 sales and production at United Land are expected to range between 360,000 and 375,000 tons. Additionally, approximately 90% of United Land’s full year 2009 production is committed in price. However our plans to open United Land’s Flat Top and Reid School surface mines will be delayed until market conditions improve.

In today’s economic environment it is worth remembering that our metallurgical coal business has a unique position in the industry as a result of several factors. First, we have a premium product. Our Blue Creek coal is recognized among the highest quality hard coke and coal globally. Even in these difficult industry conditions, our customers want to be assured of continuation of supply when the industry rebounds. We are very well positioned in the global metallurgical coal market. Our major customers are in South America and Europe, where we have a transportation advantage over other coal producers. We have a strong position as a low cost metallurgical coal producer which along with other transportation advantages makes it very competitive on a delivered basis.

Regarding customer relationships, given our experience over the past several weeks, I can say even more confident now, that long term relationships are extremely important, and maintaining good relationships with our customers will work in our favor and in the best long term interest of the Company and our shareholders. Finally, we believe that global demand for steel will eventually return and there will be a structural deficit in the availability of high quality hard coke and coal for many years.

I will now turn the call back over to Vic.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Thank you, George. Before we go to Q&A, I’ll provide an update on the Financing separation, and I also want to make some additional comments about our outlook. Financing’s merger partner, Hanover Capital Mortgage Holdings, has a registration statement on file with the SEC. They responded to three rounds of SEC comments and could receive SEC clearance as early as today. If that clearance is received, the Hanover shareholders meeting is expected to occur on April 15th with a closing shortly thereafter. If the registration statement is not cleared by the SEC today, it will need to be amended to include audited financial statements as of December 31, 2008. In that event, the Hanover shareholders meeting and the closing of the transaction can be expected to be delayed four to eight weeks. In either event, closing of the transaction is expected in the second quarter.

We continue to make progress on the Homebuilding closure. We only have about 20 units left to finance internally and fewer than 150 homes left to build.

Turning to our business outlook, George covered the key business drivers but I want to touch on a few other items. Capital expenditures for the year are expected to be about $100 million including the completion of the Mine 7 East expansion. As we said this morning, we’ll continue to monitor the market and we will manage capital expenditures accordingly, but at the present time we are well positioned with our major expansion projects behind us.

We ended the year with liquidity of almost $400 million, $118 million in cash and $276 million of revolver availability. We expect our cash position to continue to grow.

As a reminder, our availability will be reduced by a step-down in our total revolver committment to $250 million at the end of 2009. Despite this reduction in revolver availability we have no concerns about liquidity given the significant cash we expect to generate. There are two principal drivers of cash generation this year. First, despite overall market conditions, our met coal sales volumes have remained remarkably resilient and are driving cash higher. In addition, as a result of the worthless stock deduction, we expect to pay no federal cash taxes through 2009.

In conclusion, we continue to believe that the investment considerations for Walter Industries remain compelling and we are very well positioned for strong financial performance in 2009. With our industry leading margins and highly desirable product, almost any foreseeable met coal price settlement scenario will lead to record or near-record operating results for the year. We remain bullish on the long term prospects for growth in emerging economies and related demand for our high quality products. Our shareholders will receive a stock and cash dividend resulting from the separation of our financing business, and future cash dividends from that real estate investment trust. Finally, our expected robust cash generation in 2009 will enhance our already strong balance sheet.

Now that we’ve completed our prepared remarks we’ll open the call for questions.

 QUESTION AND ANSWER

Operator

(Operator Instructions) Our first question comes from Garrett Nelson. You may ask your question.

Garrett Nelson Analyst

Hi. We were just wondering about the mix of shipments during the quarter at the two prices of roughly 135 and 315, and hoping you would provide a break down, or at least an approximation of how many tons were shipped at each price during the quarter and if there was any tonnage from the prior contract season mixed in there?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Yes. The Fourth Quarter, there was approximately half a million tons of the 300 plus coal and the rest being the 135-ish. And no, I don’t think there was any of the 101 from the previous year.

Garrett Nelson Analyst

Okay. So how much does that leave of the 315 plus?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

That would leave approximately, we’ve shipped a couple hundred thousand so far this month and this quarter so that would leave approximately 1.7 for the rest of the year.

Garrett Nelson Analyst

Okay, great. Thanks. And then on the rail disruption, when did that fire occur and has that issue been resolved successfully?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Yes. It occurred a week last Sunday and the CSX estimates are that it will start, they will be back in full transportation mode by this Sunday, so it was a two week outage.

Garrett Nelson Analyst

Okay, great. Thanks.

Operator

Okay, our next question comes from Michael Gaugler. Sir, you may ask your question.

Michael Gaugler  — Brean Murray, Carret & Co. - Analyst

Good morning, everyone. Vic, I’d like to start off with you first. Your comment about no federal taxes through 2009, as we look to forecast on a go forward basis here for the year, I’m guessing you’re going to pay some state taxes. Any kind of guidance as to what we ought to be plugging in there?

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

 Well, I mean the state taxes that we’ll pay is the Alabama rate and that’s not any different from prior years. I’m sorry, Lisa is just scribbling me a note. About 6%? Okay. Which is about 6%. And what was the rest of your question, Michael?

Michael Gaugler  — Brean Murray, Carret & Co. - Analyst

That was it. And then I have a couple for George. George, on the 7 East delay, you’re obviously going to have a little down time there over the summer months. Are you planning on keeping everybody working or encouraging vacation during that period or are you looking to furlough?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Remember that most of the manpower in these deep mines is associated with continuous mining development, so we will continue doing that. Knowing that we have this issue, we’ve actually stopped. We’ve got a fairly large attrition rate so we’ve actually stopped bringing people on and the numbers naturally drop down. Also, we’re already in that process, so we’ve actually dropped a couple unit shifts on the 7 and 8 section that’s driving that long wall. But at the end of the day, there’s only 30 people approximately involved in running a long wall, so if we run all of the continuous minor sections, attrition will take care of those 30 people. And we sure want to run the minor sections because that’s when the market turns back up, we want to be ahead on the continuous mine so we can crank that long wall up to full speed.

Michael Gaugler  — Brean Murray, Carret & Co. - Analyst

Okay. And then just one more. You had mentioned in your comments some sales slipped in 4Q into ‘09 and I’m wondering if maybe you could give us a little bit of color on your end markets and what you’re seeing. Are you seeing weakness in Europe or South America or just any color?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

The weakness is across the board. Still utilization is in the 40s right now. But I know there is some customers producing at 80% and some other customers are as low as 50% utilization; however, there seems to be, I don’t want to say this across-the-board but there seems to be some improvements as the shipping schedule certainly from some customers are now getting a little stronger. It’s very hard to generalize obviously because it’s such a variation worldwide.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Michael? It didn’t occur to me as I was giving you the tax rate that that’s the nominal rate and there is a deduction for federal tax purposes. We keep the books as if we’re paying federal taxes even though there’s no cash tax paid. So the 6% tax rate equates to a 4% after the federal deduction. On a realized basis.

Michael Gaugler  — Brean Murray, Carret & Co. - Analyst

That’s certainly going to make an impact.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Michael, I didn’t want to cheat myself with the $0.02.

Michael Gaugler  — Brean Murray, Carret & Co. - Analyst

Oh, absolutely not. I mean it looks like you might — we’ll go into that after the call. Thanks, guys, I appreciate it.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Thanks, Michael.

Operator

Our next question comes from Dan Mannes.

Dan Mannes  — Avondale Partners - Analyst

Good morning, everybody.

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Good morning, Dan.

Dan Mannes  — Avondale Partners - Analyst

A couple quick questions. You mentioned how much was unfulfilled under the high press contracts. Can you give me the same answer on the low price contracts. What’s still remaining to be delivered?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

We’re just looking into it. Do you have another question and then we’ll get back with you on that one?

Dan Mannes  — Avondale Partners - Analyst

Yes. A couple more. Can you also go through quickly what the schedule is on long wall moves for 2009 for 4 and 7?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Yes. It’s a long wall move in March for Number 4 mine. It will be a relatively short one, probably about six days. And there will be one in September at Number 4 mine, Number 7 will have one in April and then in November.

Dan Mannes  — Avondale Partners - Analyst

Got it. Okay. And then just briefly, on the tax issue, just so I understand from an accounting perspective, you’re going to actually book taxes on your income statement, it’s just going to run through deferred tax on the cash flow? Or are you actually going to show a zero tax rate?

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

No. We will book tax as if we were paying tax for book purposes but we have a deferred tax asset that will be a contract.

Dan Mannes  — Avondale Partners - Analyst

Got it. Do I have more time for questions, or George?

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

The difference between what we told you before is the 1.7 we just told you.

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

About 1.6 million.

Operator

(Operator Instructions) Our next question comes from Jim Rollyson.

Jim Rollyson  — Raymond James & Associates - Analyst

Good morning. George, you talked about, obviously the first quarter we’ve got guidance on production and shipments and costs, and given the fact that the Southwest A Panel runs out in the second quarter and you’re not coming back with the 7 East until maybe September 1st, can you give us your thoughts on production costs for Number 7 as you go through the year?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Yes. Well, let me say this. Based on a September start up, the production cost for both mines are going to be in that 50 to 55 range. The Number 4 mine will be below 50 and the Number 7 mine will be a little higher than the 55. Now just variations on volume. That’s based on a September start up. For every hundred thousand tons of production at Number 7, it will add approximately $1 a ton to the cost for the year. And vice versa. If we crank it up earlier, that volume will take $1 a ton off.

Jim Rollyson  — Raymond James & Associates - Analyst

Got you. That’s very helpful. On the Sloss side, you talked about obviously volumes being down and pricing being substantially lower. Can you maybe just put some numbers around substantial, or are you thinking going back to the ‘07 levels when you were in the kind of low to mid $200 a ton range or not quite that bad? Or what are you guys thinking?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Yes, we don’t want to put too much color on it just yet but let me at least explain the background to it. We have settled, the foundry business we’re actually doing is a little better than our contracted numbers for last year. The furnished business we’re doing is quite a bit less; however we do not have a contract for this year. It’s just quarter by quarter on purchase orders so we really don’t want to get into that but it is significantly less than last year. And we would expect what we see today unless there’s a turnaround in the steel industry, latter part of the year, which obviously since we haven’t fixed the price we’ll be able to benefit from, but without that, we would expect the operating income to return to previous levels prior to last year.

Jim Rollyson  — Raymond James & Associates - Analyst

Got you, and they had been pretty steady beforehand.

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Yes.

Jim Rollyson  — Raymond James & Associates - Analyst

Okay, last question for me, maybe Vic. You look at your homebuilding business which you’ve obviously shut down on a go forward basis. I presume you still have to complete the handful of contracts you have left. Maybe thoughts on timing of how long does it take you to get through those last, I think you had 421 homes at the left end of the year, how long does it take you to get through those. And then when we see costs and revenues drop off, thoughts on how much G&A goes out of the equation with that going out?

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Between deliveries and cancellations, the number we have left to build at this point is down at the 150 level and we would really expect to be through that really in the first half or at least through virtually all of it in the first half. In terms of SG&A going out, I mean that’s — Lisa, what’s?

Lisa Honnold  — Walter Industries, Inc. - Controller

$1.5 million, $2 million in the quarter.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

That sounds right, about $1.5 million to $2 million per quarter roughly.

Jim Rollyson  — Raymond James & Associates - Analyst

Perfect. Thanks, guys.

Operator

(Operator Instructions) Our next question comes from Robert Spivey. You may ask your question.

Robert Spivey  — Abernathy Group - Analyst

Hi, guys. Just one quick question for you. On the current environment with a lot of miners probably out there in relatively distressed conditions, and at least in the equity Markets we’re seeing a lot of guys looking pretty cheap, knowing that you guys have historically liked to acquire some firms in your area, I was just wondering how you guys are thinking right now about acquisitions or going shopping considering that you have some liquidity there?

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Yes, I think maybe George and I can both speak to that. In terms of once it goes out I’ll take a sort of availability/liquidity approach and George you can take the more strategic approach. In terms of having the resources to do that, obviously we’re in a strong cash position. The kinds of acquisitions that we’ve done in the past would be easily manageable. Obviously that’s going to depend on availability. It also depends on managing liquidity. We’ve been active, for example, as we mentioned in the share repurchase area, and this is just another idea for the strategic deployment of cash. And so while we’ll do that as it makes sense, we’re also obviously in an environment where conservation of cash is a little more — is a lot more — important than it is in other environments. So we’ll manage that opportunity with liquidity but the balance sheet really ought to be strong enough that if a good opportunity comes along we should be able to hit it.

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Only thing I’d add to that, clearly valuations are down, certainly with companies that, as you mentioned, there’s some distress out there. I tend to believe that there will be more opportunities in the second half than the first half I think we’ll see roll through the business towards the end of the year.

Robert Spivey  — Abernathy Group - Analyst

And has your outlook changed at all enough for either steam coal or met coal to change the mix that you’re looking to target for acquiring?

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

No. I mean, we’ve always liked metallurgical. First of all, we like the area we are working, Southern Appalachia, Alabama. And we like the international metallurgical market. But we also like steam coal in Alabama. We’re getting close to being the largest producer of steam and industrial coal in Alabama. What people miss about our business and are being so focused on met coal and met coal now being in disfavor because of the steel industry conditions, our met coal could be, if we wanted it to be, the best steam coal in the world, and we could sell it that way and we would actually have higher volumes if we did. Now it doesn’t make sense for us to do that because met coal, even in a distressed environment, commands a premium, so there’s a little bit of disconnect there. Acquiring met coal assets and having our emphasis on met coal assets is always going to be a higher margin opportunity than going into the steam business.

And you see that in our results. Even at reduced margins, our margins are industry leading margins. Nobody touches them. So we think that that unique position of having us leveraged to met coal is our unique aspect of our franchise and one that we want to not dilute too much. Obviously these steam coal slotting acquisitions just have synergies galore, as George’s team puts those under management and produces locally and sells locally. And some of it, if it has metallurgical characteristics, can go integrate directly into Sloss, so those acquisitions make all kind of sense to us. But really the emphasis for this Company is on met and we expect we’ll keep it that way.

Robert Spivey  — Abernathy Group - Analyst

Good. Just for clarification, we were hoping that with met coal prices being down as much, you’d want to concentrate more on the met coal than the steams. At least where we live, we think it’s a more viable long term situation than steam coal which is much more of a commodity.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

That’s where we live too.

Robert Spivey  — Abernathy Group - Analyst

But that being said just really quick one last question. Can you walk me through how much you bought back in the quarter and what your average price was?

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

You’re talking about the share repurchase?

Robert Spivey  — Abernathy Group - Analyst

That’s correct.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

Are you talking about this quarter or last quarter?

Robert Spivey  — Abernathy Group - Analyst

This quarter so far.

Vic Patrick  — Walter Industries, Inc. - CFO, Vice Chairman, General Counsel

This quarter so far, we’ve been active, and this is (inaudible) so I’ll just go ahead and give it to you. So far in Q1 we’ve spent $19 million and repurchased about 870,000 shares. And we’ll continue to be active on an opportunistic basis in the program but we’re going to manage to a very strong liquidity number. We like that $400 million of availability in this environment. It gives us all kinds of flexibility and we’re going to manage to keep the liquidity very strong.

Robert Spivey  — Abernathy Group - Analyst

All right thanks so much guys.

Operator

(Operator Instructions) Our next question comes from Jeremy Sussman. You may ask your question.

Jeremy Sussman  — Natixis Securities - Analyst

Hi, good morning.

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

Good morning Jeremy, how are you?

Jeremy Sussman  — Natixis Securities - Analyst

Good, thanks. I was just wondering if you could talk a little bit about where you see things right now in terms of supply/demand on the met side. Where are we with all of the recent production cuts. And then secondly, in terms of the reports out that we saw with BHP renegotiating some prices this morning, what are your thoughts there, and what if anything that means for pricing on the upcoming contracting season. Thank you.

George Richmond  — Walter Industries, Inc. - CEO, Jim Walter Resources

First of all we haven’t seen the BHP article this morning so you’re a little ahead of us on that one. We still analyze in the volume because I think one has to be very careful because I certainly look to term and some of them of course are relative to plant tonnage versus actual tonnage, or projected tonnage. So we’re still trying to study it out, but we tend to look not at the tonnage that’s been cut in general but the tonnage that competes with us, so certainly from the US point of view, I think the two major ones are 1) the Cleveland Clips announcement of low vault cuts, the Buchanan cuts and also I think ICG announced a cut. Remember that US production is a little over 20 million tons of low vault coal. It’s not a big market. So I think in that particular product, it is a fairly substantial number.

Jeremy Sussman  — Natixis Securities - Analyst

Okay. Thanks very much. Appreciate it.

Operator

(Operator Instructions)

Mark Tubb  — Walter Industries, Inc. - VP of IR

Okay, well, Operator, seeing no more questions, I’d like to thank everyone for participating on our call this morning and that concludes the call. Thank you.

Operator

Thank you and have a good day.

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